Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

January 12, 2017

Re:	Rayton Solar, Inc.

Offering Statement on Form 1-A

File No. 024-10647

Dear Ms. Ravitz:

On behalf of Rayton Solar, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on January 13, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Andrew Yakub

Andrew Yakub

Chairman and Chief Executive Officer

Rayton Solar, Inc.